Exhibit 99.1

NIO Inc. Provides October 2019 Delivery Update

•	Delivered 2,526 vehicles in October 2019, including 2,220 ES6s and 306 ES8s

•	Cumulative deliveries of ES8 and ES6 reached 26,215

SHANGHAI, China, November 4, 2019 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today provided its October 2019 delivery results.

NIO delivered 2,526 vehicles in October, increasing 25.1% from the strong delivery in September, despite the impact from the seven-day National Day holiday in the beginning of October. The deliveries consisted of 2,220 ES6s, the Company’s 5-seater high-performance premium electric SUV, and 306 ES8s, the Company’s 7-seater high-performance premium electric SUV and its 6-seater variant. As of October 31, 2019, aggregate deliveries of the Company’s ES6 and ES8 reached 26,215 vehicles, of which 14,867 vehicles were delivered in 2019.

“Our solid sequential improvement in deliveries continued in October, mainly driven by the hard work and strong execution of our sales teams,” said William Li, founder, chairman and chief executive officer of NIO. “We appreciate the support from our users and believe in the power of word of mouth as our vehicles and services continuously evolve and optimize. Meanwhile, we will continue rolling out NIO Spaces and expanding our sales network to support our future growth.”

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with our operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.
Investor Relations
Tel: +86-21-6908-3681
Email: ir@nio.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
Email: nio@tpg-ir.com

Ross Warner
Tel: +86-10-6508-0677
Email: nio@tpg-ir.com

Source: NIO